Morgan Stanley Dean Witter Spectrum Series
Monthly Report
April 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan Stanley Dean Witter Spectrum Funds as of April 30, 2001 was as follows:

Funds	N.A.V.			    % change
for month
Spectrum Commodity	$  6.97	0.92%
Spectrum Currency	$11.48	-2.89%
Spectrum Global Balanced	$16.21	-0.29%
Spectrum Select	$24.31	-6.96%
Spectrum Strategic	$10.49	-1.72%
Spectrum Technical	$16.10	-11.09%

Performance in each of the Spectrum Series Funds, with the exception of Spectrum Commodity, was difficult in April largely because of the widespread, sharp trend reversals that occurred during the month. Specifically, the long established upward trend in global interest rate futures and the U.S.
dollar, as
well as the long established downward trend in global stock index futures, all witnessed a sharp reversal in the other direction. These reversals, which typically happen after a market has experienced sustained, directional movement, generally result in a partial giveback of previously recorded profits.
While the difficult performance was common across all of the Spectrum Series Funds, with the exception of Spectrum Commodity, the variability between each fund is attributable to the unique trading philosophy, market exposure, etc., that is used in each fund. More specific information is provided below under each fund.

Spectrum Commodity

Spectrum Commodity increased in value during April primarily due to gains recorded in the metals markets from long positions in platinum and gold futures as prices reversed higher amid tight supplies and a weaker
U.S. dollar.
Additional gains were recorded from long positions in aluminum and copper futures as prices moved higher bolstered by the U.S. Federal Reserve's surprise cut in interest rates. In the agricultural markets, profits were recorded from long wheat futures positions as prices increased as crop abandonment increases in the central Plains and wet conditions continued to hamper spring wheat plantings. In the energy markets, gains were recorded from long positions in unleaded gas futures as prices soared on concerns regarding growing expectations for a possible fuel shortage during the peak summer driving season. A portion of these gains was offset by losses recorded early in the month in the soft commodities markets from long cocoa futures positions as prices in this market declined.

Spectrum Currency

Spectrum Currency decreased in value during April primarily due to losses recorded from short positions in the Japanese yen as the value of the yen reversed higher versus the U.S. dollar following a surprise interest rate cut by
the U.S. Federal Reserve and on optimism that the Japanese government would unveil an emergency package to revive that country's ailing economy. Losses were also recorded from short positions in the Australian dollar as its value strengthened and the U.S. dollar weakened on fears of an economic slowdown accentuated by additional weakness in U.S. economic data. Additional losses were experienced early in the month from short positions in the euro and Swiss franc as the value of these European currencies reversed their March trend and strengthened versus the U.S. dollar on the uncertainty surrounding the European Central Bank's interest rate decision, as well as reports that Switzerland's economy should be robust this year despite a slowdown in other major economies. A portion of these losses was offset by gains recorded from short positions in the Singapore dollar as its value weakened relative to the U.S. dollar following weakness in the regional Pacific Rim currencies late in the month. Additional gains were recorded from long positions in the Mexican peso as its value strengthened versus the U.S. dollar following better-than-expected economic data reported in Mexico.

Spectrum Global Balanced

Spectrum Global Balanced decreased in value during April primarily due to losses recorded during mid-month in the global interest rate futures markets from long positions in European interest rate futures as prices moved lower on reports of the European Central Bank's decision to leave interest rates on hold. In the currency markets, losses were recorded early in the month from short positions in the euro as its value reversed their March trend and strengthened relative to the U.S. dollar and other major currencies as continued evidence of economic weakness increased hopes that the European Central Bank would possibly cut interest rates. In the energy markets, losses were recorded early in the month from short futures positions in crude oil and its related products as oil prices reversed sharply higher on concerns over tight summer supplies. A majority of these losses was offset by gains recorded during the first half of the month in the global stock index futures markets from long positions in U.S. stock index futures as domestic equity prices reversed higher on positive economic data, optimism about corporate earnings and following the U.S. Federal Reserve's surprise interest rate cut. Additional gains were recorded from long positions in German stock index futures as prices followed
 U.S. equity prices higher.

Spectrum Select

Spectrum Select decreased in value during April primarily due to losses recorded during mid-month in the global interest rate futures markets. A portion of previously recorded profits was given back from long positions in European interest rate futures as prices reversed sharply lower, after trending higher previously, on reports of the European Central Bank's decision to leave interest rates on hold. Additional losses were experienced from long positions in U.S. interest rate futures as bond prices reversed sharply downward following a rally in stock prices as investors deserted fixed income securities in an asset shift. In the currency markets, losses were recorded early in the month from short positions in the euro and Swiss franc as the value of these European currencies reversed their March trend and strengthened versus the U.S. dollar on the uncertainty surrounding the European Central Bank's interest rate decision, as well as reports that Switzerland's economy should be robust this year despite a slowdown in other major economies. Smaller currency losses were recorded from short positions in the Japanese yen as the value of the yen reversed higher versus the U.S. dollar following a surprise interest rate cut by the U.S. Federal Reserve and on optimism that the Japanese government would unveil an emergency package to revive that country's ailing economy.
 In the global stock index futures markets, losses were incurred during the first half of the month from short positions in German stock index futures as prices reversed higher on renewed hopes that the worst may be over for badly beaten technology and telecom stocks. A portion of these losses was offset by gains recorded early in the month in the energy markets from long unleaded gas futures positions as prices increased on concerns over gasoline supply and growing expectations for a possible fuel shortage during the peak summer driving season.

Spectrum Strategic

Spectrum Strategic decreased in value during April primarily due to losses recorded early in the month in the energy markets from short positions in unleaded gas futures as prices increased on concerns over gasoline supply and growing expectations for a possible fuel shortage during the peak summer driving season. There losses were partially offset by gains recorded early in the month from long positions in heating oil futures as prices increased on supply concerns amid refinery production problems and expectations that inventory data will show drawdowns. In the global interest rate futures markets, losses were experienced during mid-month from long positions in European interest rate futures as prices moved lower on reports of the European Central Bank's decision to leave interest rates on hold. In the currency markets, losses were recorded early in the month from short positions in the euro and Swiss franc as the value of these European currencies reversed their March trend and strengthened versus the U.S. dollar on the uncertainty surrounding the European Central Bank's interest rate decision, as well as reports that Switzerland's economy should be robust this year despite a slowdown in other major economies. A portion of these losses was offset by gains recorded in the soft commodities markets from long lumber futures positions as prices soared higher amid low inventories combined with warmer weather in northern Canada.

Spectrum Technical

Spectrum Technical decreased in value during April primarily due to losses recorded early in the month in the global interest rate futures markets. A portion of previously recorded profits was given back from long positions in U.S. interest rate futures as prices reversed sharply downward, after trending higher earlier this year, due to a rally in stock prices as investors deserted fixed income securities in an asset shift. Losses were also recorded from long positions in Japanese government bond futures as prices fell early in the month after comments on fiscal policy by candidates for leader of the Japanese Liberal Democratic Party. In the currency markets, losses were recorded from short positions in the Japanese yen as the value of the yen reversed higher versus the U.S. dollar following a surprise interest rate cut by the U.S. Federal Reserve and on optimism that the Japanese government would unveil an emergency package to stimulate that country's ailing economy. Smaller currency losses were recorded early in the month from short positions in the Australian dollar and Canadian dollar as their respective values strengthened versus the U.S. dollar. In the global stock index futures markets, losses were incurred during the first half of the month from short positions in German stock index futures as prices reversed higher on renewed hopes that the worst may be over for badly beaten technology and telecom stocks. In the energy markets, losses were experienced early in the month from short futures positions in crude oil and heating oil as prices reversed sharply higher on supply concerns amid refinery production problems and expectations that inventory data will show drawdowns. These losses were mitigated by profits recorded early in the month from long unleaded gas futures positions as prices increased on concerns over gasoline supply and growing expectations for a possible fuel shortage during the peak summer driving season.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,

Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each Fund.  PAST PERFORMANCE IS NOT
NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds					Year				Return
Spectrum Commodity
					1998				-34.3%
1998	 15.8%
2000 				   3.2%
					2001 (4 months)			 -11.2%

				Inception-to-Date Return:    	               -30.2%
				Annualized Return:	         	               -10.3%
 _____________________________________________________________________________________
Spectrum Currency			2000 (6 months)			 11.7%
					2001 (4 months)			   2.8%

				Inception-to-Date Return:			 14.8%

______________________________________________________________________________________
Spectrum Global Balanced
					1994 (2 months)			 -1.7%
					1995				22.8%
					1996				 -3.6%
					1997				18.2%
1999	16.4%
1999 				  0.7%
					2000 				  0.9%
					2001 (4 months)			 -0.3%

				Inception-to-Date Return:    		 62.1%
				Annualized Return:	         	                 7.7%
 _____________________________________________________________________________________
Spectrum Select
					1991 (5 months)			 31.2%
1992	-14.4%
1993	 41.6%
1994	  -5.1%
1995	 23.6%
1996	   5.3%
1997	   6.2%
1998 				  14.2%
					1999                                                   -7.6%
                				2000 				   7.1%
					2001 (4 months)			   3.1%

				Inception-to-Date Return:			143.1%
				Annualized Return			    9.5%
_____________________________________________________________________________________


267:

Spectrum Strategic


                                                    1994 (2 months) 	                             0.1%
					1995			10.5%
					1996			 -3.5%
					1997			  0.4%
					1998 		  	  7.8%
					1999                                    	                             37.2%
					2000 			-33.1%
					2001 (4 months)		  -1.1%

				Inception-to-Date Return:		                                4.9%
				Annualized Return:		                                0.7%


Spectrum Technical
					1994 (2 months)		 -2.2%
					1995			17.6%
					1996			18.3%
					1997			  7.5%
					1998 			 10.2%
					1999                                                                                 -7.5%
                                                      2000	                                                              7.8%
                                                        2001 (4 months)		   0.1%

				Inception-to-Date Return: 	                                 	       61.0%
				Annualized Return:		                                 7.6%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended April 30, 2001
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency        _     Spectrum Global Balanced
		  Percentage of		Percentage of               Percentage of
		  April 1, 2001		April 1, 2001      		   April 1, 2001
		  Beginning			Beginning	                Beginning
                              Amount	  Net Asset Value    Amount	Net Asset Value     Amount   Net Asset Value
	                            $	      %	           $	    		 %              $             %
REVENUES
Trading profit (loss):
  Realized                   (443,991)	   (2.62)	          -              -            (676,914)       (1.19)
  Net change in unrealized    650,415	    3.84	      (603,967)  	   (2.60)	       594,541	    1.05

  Total Trading Results       206,424	    1.22	      (603,967)	   (2.60)	       (82,373)  	   (0.14)
Interest Income (Note 2)       50,125	    0.30 	        59,762 	    0.26	       197,082         0.35

  Total Revenues              256,549	    1.52	      (544,205)	   (2.34)	       114,709         0.21

EXPENSES
Brokerage fees (Note 2)        64,887	    0.39	        89,109   	    0.38	        217,658        0.39
Management fees (Note 3)       35,265	    0.21   	        38,743 	    0.17   	         59,147        0.11

  Total Expenses              100,152	    0.60	       127,852	    0.55	        276,805        0.50

NET INCOME (LOSS)             156,397	    0.92	      (672,057)	   (2.89)	       (162,096)      (0.29)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean Witter	        Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Currency                     Spectrum Global Balanced     .
	                   Units        Amount    Per Unit     Units        Amount     Per Unit     Units        Amount   Per Unit
	                                   $          $	            $          $				    $		 $
Net Asset Value,
 April 1, 2001       2,450,113.873  16,927,226    6.91   1,966,337.295  23,245,942  11.82   3,492,987.354    56,781,011  16.26
Net Income (Loss)           -          156,397    0.06         -          (672,057) (0.34)           -         (162,096) (0.05)
Redemptions            (55,214.876)   (384,848)   6.97      (6,505.855)    (74,687) 11.48     (30,658.581)     (496,976) 16.21
Subscriptions           17,017.225     118,610    6.97     157,190.699   1,804,549  11.48      44,860.523       727,189  16.21

Net Asset Value,
  April 30, 2001     2,411,916.222  16,817,385    6.97   2,117,022.139  24,303,747  11.48   3,507,189.296    56,849,128  16.21

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended April 30, 2001
(Unaudited)

                              Morgan Stanley Dean Witter   Morgan Stanley Dean Witter     Morgan Stanley Dean Witter
                              Spectrum Select              Spectrum Strategic       _     Spectrum Technical
		  Percentage of		Percentage of                Percentage of
		  April 1, 2001		April 1, 2001                April 1, 2001
		  Beginning	  		Beginning	                Beginning
                              Amount	  Net Asset Value    Amount	Net Asset Value     Amount   Net Asset Value
	                            $	      %	           $	    		 %              $             %
REVENUES
Trading profit (loss):
  Realized                      128,800      0.05	     (1,773,050)      (2.43)	    (11,988,629)      (3.98)
  Net change in unrealized  (15,963,959)    (6.43)	        927,343  	    1.27   	    (19,722,796)	   (6.55)
  Total Trading Results     (15,835,159)    (6.38)	       (845,707)	   (1.16)	    (31,711,425)	  (10.53)
Interest Income (Note 2)        681,752      0.27 	        210,669	    0.29	        809,323        0.27
  Total Revenues            (15,153,407)    (6.11)        (635,038)	   (0.87)	    (30,902,102)     (10.26)

EXPENSES
Brokerage fees (Note 2)       1,500,187      0.60	        441,031   	    0.60	      1,820,109        0.60
Management fees (Note 3)        620,766      0.25  	        182,496 	    0.25	        697,928  	    0.23

  Total Expenses              2,120,953      0.85	        623,527 	    0.85	      2,518,037        0.83

NET LOSS                    (17,274,360)    (6.96)      (1,258,565)	   (1.72)	    (33,420,139)     (11.09)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 2001
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean Witter	        Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic                    Spectrum Technical          .
	                   Units        Amount    Per Unit     Units        Amount     Per Unit     Units        Amount   Per Unit
	                                   $          $	            $          $				    $		 $
Net Asset Value,
 April 1, 2001       9,504,953.148  248,306,533  26.12   6,840,418.230  72,998,325   10.67  16,634,615.430  301,259,198  18.11
Net Loss                   -        (17,274,360) (1.81)       -         (1,258,565)  (0.18)         -       (33,420,139) (2.01)
Redemptions           (105,175.236)  (2,556,810) 24.31     (98,081.818) (1,028,878)  10.49    (145,708.838)  (2,345,912) 16.10
Subscriptions          122,093.087    2,968,083  24.31      97,905.517   1,027,029   10.49     215,910.150    3,476,153  16.10

Net Asset Value,
  April 30, 2001     9,521,870.999  231,443,446  24.31   6,840,241.929  71,737,911   10.49  16,704,816.742  268,969,300  16.10

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity", Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership" or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forward, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Morgan Stanley DW Inc. ("Morgan Stanley DW"). Dean Witter Reynolds Inc. changed its name to Morgan Stanley DW Inc., effective April 2, 2001. The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. Demeter, Morgan Stanley DW, MS & Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Effective May 1, 2001 Spectrum Select entered into a management agreement with Northfield Trading L.P., ("Northfield") adding Northfield as its fourth trading advisor to the Partnership.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW pays each Partnership interest income on 80% of its average daily "Net Assets" (as defined in the limited partnership

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

agreements) for the month in the case of Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such brokerage fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnership. Morgan Stanley DW pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a Limited Partner,

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges are paid to Morgan Stanley DW.
Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027. Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

The Partnerships pay brokerage fees to Morgan Stanley DW was described in Note 1. Spectrum Commodity pays management fees and incentive fees (if applicable) to MSCM. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC ("Sunrise")

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.
  Northfield Trading L.P. (commencing 5/1/01)

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Eclipse Capital Management, Inc.  ("Eclipse")

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

The management fee for Spectrum Currency is accrued at a rate of 1/12 of 2% of Net Assets on the first day of each month (a
2% annual rate).

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 3% per month of Net Assets on the first day of each month (a 3% annual rate).

The management fee for Spectrum Technical is accrued at a rate of 1/12 of 2% of Net Assets allocated to JWH on the first day of each month, 1/12 of 3% of Net Assets allocated to Campbell on the first day of each month, and 1/12 of 4% of Net Assets allocated to Chesapeake on the first day of each month (annual rates of 2%, 3% and 4% respectively).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 17.5% of Partnership's trading profits, as determined from the end of the last period in which an incentive fee was earned.






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Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)


Spectrum Currency pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each month.

Spectrum Global Balanced, Spectrum Select and Spectrum
Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 20% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnerships represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each month's subscriptions and redemptions.